Exhibit (c)(xv)
Q3 2008 Earnings Update October 15, 2008 Project Milos

Milos Q3 Earnings Update Milos reported on a GAAP basis Q3 2008 total operating revenue of $3,412 million, which represents a 17% increase compared to Q3 2007 operating revenue of $2,908 million Total U.S. product sales were $2,452 million for Q3 2008, which represents an increase of 14% over Q3 2007 U.S. product sales of $2,155 milion Royalties were $687 million for Q3 2008, which represents an increase of 31% over Q3 2007 royalties of $524 million Avastin, Rituxan, Herceptin, Luncentis and Xolair all posted double-digit sales growth in Q3 2008 over Q3 2007, with 18%, 15%, 15%, 14% and 12% growth, respectively Non-GAAP cost of sales was $389 million (15% of product sales) in Q3 2008, compared to $390 million (17% of product sales) in Q3 2007 Total Q3 2008 non-GAAP operating expenses excluding special items increased 18% vis-a-vis 2007 levels R&D expenses for Q3 2008 were $738 million, compared to $578 million for Q3 2007. The increase in R&D includes a (a) $22 million expense related to the Company's broad-based retention programs implemented in lieu of the 2008 stock option grant program and (b) $105 million expense associated with a collaboration agreement with GlycArt, a company wholly-owned by Rocket, and Rocket, to jointly develop and commercialize GlycArt's GA101 molecule. GA101, a humanized monoclonal antibody, is currently in Phase I/II clinical trials for CD20-positive B-cell malignancies Marketing, general and administrative expenses for Q3 2008 were $546 million, compared to $497 million in Q3 2007. The increase includes a $22 million expense related to the Company's broad-based retention programs implemented in lieu of the 2008 stock option grant program GAAP net income was $731 million (non-GAAP(1) was $863 million) for Q3 2008, compared to $685 million (non- GAAP(1) was $778 million) for Q3 2007 Basic and diluted GAAP earnings per share were $0.69 and $0.68, respectively, in Q3 2008 compared to $0.65 and $0.64, respectively, for Q3 2007 On a non-GAAP(1) basis, diluted earnings per share was $0.81 in Q3 2008, compared to $0.73 in Q3 2007. The reconciliation between GAAP and non-GAAP EPS includes a $0.07 charge due to employee stock-based compensation and $0.06 in charges related to redemption, Tanox acquisition and other special items Milos narrowed its full-year 2008 non-GAAP EPS(1) guidance from $3.40-$3.50 to $3.40-$3.45 per share, primarily due to the cost of the employee retention program, which is estimated to be $0.08 per share in 2008 Cash, cash equivalents and short-term investments were $5,932 million as of September 30, 2008, compared to $3,975 million as of December 31, 2007 Source: Press release, company filings (1) Company does not provide GAAP earnings guidance. Non-GAAP earnings exclude employee stock-based compensation expense and net charges related to redemption, Tanox acquisition and other special items On October 14, Milos reported Q3 results that showed significant revenue growth for the Company's key products, as well as a meaningful increase in net income Project Milos

Milos Q3 Earnings Update Source: Q3 Earnings release, earnings conference call, company filings, IBES mean estimates (1) Excludes the impact of recurring charges related to redemption and acquisition, litigation-related special items and stock based compensation expense (2) Previous guidance reported in Q2 2008 earnings release on July 14, 2008. Revenue guidance figures imply revenue growth guidance announced by management Q3 2008 Milos Earnings Results(1) Project Milos Although Milos marginally exceeded Wall Street consensus revenue estimates, the Company underperformed profit forecasts Milos narrowed its FY 2008 EPS guidance from $3.40 - $3.50 to $3.40 - $3.45, primarily due to the cost of the employee retention program, which is estimated to be $0.08 per share in 2008 Milos Earnings Guidance ($ in millions, except per share amounts)

Q3 Earnings Announcement Call Selected Milos Management Commentary In addition to Milos management's commentary regarding the Company's Q3 2008 operating performance, management reiterated their August 13, 2008 press release language rejecting Rocket's offer, and refused to further discuss the status of negotiations with Rocket Additionally, management made the following statements regarding Avastin adjuvant: If the adjuvant study continues past November 2008, management believes that the NSABP will announce final results by mid-2009 Milos plans to issue a press release in November regardless of whether the November adjuvant results read out It is possible that the NSABP delays the final results announcement past mid-2009, in which case there could be an additional interim read out Management has seen no new information regarding the efficacy of Avastin in the adjuvant setting that would change Milos' current view on the probability of adjuvant success Project Milos

Share Price Performance and Volume 7/21/2008 to 10/15/2008 Volume (mm) Stock Price Performance and Volume Post Initial Bid Project Milos Source: FactSet as of 10/15/2008 market close (1) Assumes 1,055.6 million shares outstanding and 587.2 million shares are held by Rocket, implying a free float of 468.5 million shares Share Price ($)

Project Milos

Milos Analyst Observations

Broker	Price Target / Date	Selected Comments Following Release of Q3 Earnings
LEHMAN BROTHERS BARCLAYS CAPITAL Jim Birchenough, M.D.	10/15/08 (Overweight) ($105.00)	"We are maintaining our Overweight rating on shares of DNA following release of 3Q08 operating results. With better than expected revenues, continued reacceleration of oncology product sales and maintenance of EPS guidance despite non recurring charges, **we believe that DNA results provide fundamental support and greater impetus for a price bump from Roche...** With focus on the minority shareholder buyout proposed by Roche, no further detail was provided and status of discussions with the independent board was not provided. We continue to believe that Roche has access to required debt funding and that timing will likely be driven by Avastin adjuvant data with interim analysis expected in November and final data now targeted for mid-09"
citi Yaron Werber, M.D.	10/15/2008 (Buy) ($96.00)	"DNA had a solid Q3, with Avastin beating ours & consensus estimates due to impressive growth in breast cancer (now 40% market share). We continue to believe the Roche deal is likely, albeit we foresee a possible delay until Q1:09 due to credit issues. If credit markets thaw somewhat, Roche should be able to raise the required debt (~$30-$40B) since it has a strong credit rating (AA-) and stable business outlook. Due to new adjustments, our blended acquisition price is now $96 from $108 previously... Roche is still confident in its ability to raise sufficient debt to finance the acquisition. Although Citi's credit team believes it is exceedingly difficult to issue that much debt at current market conditions, they still believe the deal can be done. **They project the deal may close in Q12009 assuming market conditions improve since this deal has 'best in class' pedigree"**
Goldman Sachs May-Kin Ho, Ph.D.	10/15/08 (-) Not Rated	"Key Phase 3 data in 2008: (1) Avastin in adjuvant colon cancer (CRC)- interim ($1+ bn); (2) Herceptin in adjuvant breast cancer at two years ($1 bn); (3) Avastin in 1st-line breast cancer (RIBBON-1); (4) Rituxan in earlier rheumatoid arthritis ($0.5+ bn); (5) Tarceva in first-line maintenance non-small cell lung cancer (SATURN) ($0.2 bn). We also expect Phase 2 data of Lucentis in diabetic macular edema ($0.3-$0.5 bn). If the results are positive, off-label use of these products may increase. **We expect final Phase 3 results on Avastin in adjuvant CRC in mid-2009 and continue to believe that it may be too early to have efficacy results in 4Q2008"**
Morgan Stanley Steven Harr, M.D.	10/14/08 (Overweight) ($105.00)	"We are buyers at current levels as we see a compelling risk/reward with two chances for significant upside in next 6-12 months: 1) Avastin success in adjuvant colorectal cancer (likely 2009) or 2) Roche's purchase of remaining 44% of Genentech's shares. **Although current credit environment will likely delay the deal (Roche may wait for meaningful improvement in credit market to lower cost of capital), we continue to believe Roche will be able to obtain financing, and needs to do so within next six months.** We expect upside in DNA as credit markets ease and financing appears more feasible"
J.P.Morgan Geoffrey Meacham, Ph.D.	10/15/08 (Overweight) ($100.00)	"3Q showed impressive Avastin sales, with plenty of room to grow in breast cancer and solid performance from Rituxan and Herceptin... **Overall, we thought 3Q was solid, and at current levels, we would put new money to work in DNA on the prospect of positive adjuvant data and a raised bid by Roche and/or securing deal financing...** Roche 3Q earnings is the next big event. We expect Roche to provide incrementally more information on the ongoing discussions than Genentech did today. Importantly, we expect Roche to address questions regarding its ability to secure financing, which we expect will leave investors encouraged. In terms of timing or bid price, we doubt Roche will provide much on that front"

Source: Equity Research

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Project Milos

Milos Analyst Observations (cont'd)

Broker	Price Target / Date	Selected Comments Following Release of Q3 Earnings
Merrill Lynch Andrew Berens	10/15/08 (-) (Not Rated)	"In the face of the potential Roche acquisition Q3 earnings were a non-event, despite Q3 results that demonstrated strong product growth along multiple product lines. Avastin exceeded consensus estimates by 2%, predominantly related to increased uptake in metastatic breast cancer following an approval earlier this year... DNA is trading on speculation about the standing Roche acquisition offer. Despite strong product demand for the quarter, we do not believe that the overall fundamental value for DNA has changed significantly following the call. **The C-08 adjuvant colorectal trial will have a last interim analysis in Q4. A favorable read could change the value of the Avastin asset, and fundamentally impact DNA value**"
Oppenheimer Bret Holley, Ph.D.	10/15/08 (Buy) ($96.00)	"U.S. product sales for Avastin, Rituxan, and Herceptin were strong, but 3Q sales to collaborators were weaker than expected. Importantly, however, DNA maintained FY08 ex-U.S. revenue guidance, which sets up for strong 4Q ex-U.S. performance. More food for thought for Roche, in our view... The next interim analysis of data from the NSABP C-08 trial of Avastin in adjuvant CRC will be a key event in 4Q08. **We see a high likelihood of a positive outcome, most likely at the final analysis in mid-'09, which would add an additional $1B+ in Avastin sales potential in 2009 and beyond...** We believe that Roche will likely increase the $89/share offer to acquire the ~44% of Genentech it does not own, despite the historic upheaval in the credit markets. We believe $102-$110/share is a more reasonable value for the minority stake"
Rodman & Renshaw Michael G. King, Jr.	10/15/08 (Outperform) ($90.00)	"The company beat our revenue estimate primarily due to stronger than expected Avastin, Rituxan, and Xolair sales, which were somewhat offset by lower than expected Tarceva sales and sales to collaborators... **Coming in to 4Q08, we believe DNA is ready to show renewed earnings growth aided by Avastin in mBC and NSCLC.** Based on today's results, we are maintaining our Q/Q growth estimate for Avastin in mBC in 4Q08. Additionally, we are marginally raising the growth of Lucentis and Xolair, as well as the legacy products... Investors still await a response from Roche following the independent board's rejection of the initial $89 per share bid to acquire the remaining shares of Genentech it does not already own"
Bank of America Katherine S. Kim	10/14/2008 (Buy) ($100.00)	"Strong top line was driven by Avastin and Rituxan. DNA reported 3Q08 non-GAAP EPS of $0.81 (vs. our est. of $0.87 and consensus of $0.90) due to one-time charges (employee retention plan of $44M, GA101 expense of $105M and investment write downs of $67M). Top-line was strong, especially Avastin ($704M vs. consensus of $693M) due to strong uptake in breast cancer and Rituxan ($655M vs. consensus of $651M) due to growth in RA and NHL. Herceptin sales of $368M vs. consensus of $344M was partly due to one-time wholesaler stocking of $12M (DNA guided lower sales in 4Q)... **All eyes are on the next Roche offer. We expect an update at Roche earnings call on Oct. 21.** With an estimated $20B+ in cash (including DNA's) by YE08, Roche will need to raise ~$30B (assuming $100/share takeout price) to buy ~44% of DNA shares it does not own. **Despite the tough credit market, we continue to believe that the deal will be completed (most likely in the 1H09 timeframe)**"

Source: Equity Research

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Research Analyst Price Targets As of 10/15/2008 One Year Price Targets Project Milos Source: Equity Research, Bloomberg (1) Represents Bloomberg's analyst consensus price target compiled from 25 analysts During the first three weeks after the offer announcement, research analysts' consensus price target increased 13.8%, moving from $84.89 to $96.61 Since then, the consensus price target has declined (0.5%), to $99.44 Of the sixteen analysts that released reports post Q3 earnings, five analysts downgraded their price targets, including Citigroup (from $108), Lazard (from $105), Morgan Stanley (from $110), Natixis (from $95) and Sanford Bernstein (from $109)